Mail Stop 3561

May 26, 2010

James L. Robo
President and Chief Operating Officer
NextEra Energy, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408

Armando J. Olivera
President and Chief Executive Officer
Florida Power & Light Company
700 Universe Boulevard
Juno Beach, Florida 33408

> **Re:** **NextEra Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2010**
> **Form 10-Q for the Fiscal Quarter March 31, 2010**
> **Filed May 3, 2010**
> **File No. 001-08841**
>
> **Florida Power & Light Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the Fiscal Quarter March 31, 2010**
> **Filed May 3, 2010**
> **File No. 002-27612**

Dear Messrs. Robo and Olivera:

    We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

James L. Robo
NextEra Energy, Inc.
Armando J. Olivera
Florida Power & Light Company
May 26, 2010
Page 2

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In order to facilitate this review, we have not repeated comments for issues that may be applicable to Florida Power & Light. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Item 7. Management's Discussion and Analysis of Financial Condition, page 30

Results of Operations, page 31

2. We note that in January 2010, NextEra Energy discontinued hedge accounting for its cash flow hedges related to energy contract derivative instruments, which you indicate could result in increased volatility in the non-qualifying hedge category. Please explain to us and disclose why you discontinued hedge accounting for these cash flow hedges and the impact this had on your financial statements.

NextEra Energy Resources, page 36

3. Tell us and disclose why your presentation of new investments and existing assets includes the adjustments in footnote (a). In this regard, tell us if a gross presentation would be more transparent.

4. Explain to us and disclose how you assess declines in the fair values of your investments for other-than-temporary impairment ("OTTI"). Further, tell us and disclose how you account for these investments once the OTTI is recognized. In this regard, clarify for us the nature of the reversals related to OTTI that you discuss on page 37. Refer to FASB ASC 320-10-35-34.

Contractual Obligations and Estimated Planned Capital Expenditure, page 43

5. We note that footnote (d) to this table states that the NextEra Energy Resources purchase obligations of $1,710 million represent firm commitments primarily in connection with the purchase of wind turbines and towers, solar project components and related construction activities, natural gas transportation, purchase and storage, firm transmission service and nuclear fuel. Your disclosure under "Contracts" in Note 14 indicates that NextEra Energy Resources purchase, transportation and storage of natural gas and firm transmission service alone, not including the purchase

James L. Robo
NextEra Energy, Inc.
Armando J. Olivera
Florida Power & Light Company
May 26, 2010
Page 3

of wind turbines, towers, etc. is $1,710 million in 2010. Therefore, please confirm the amount of NextEra Energy Resources purchase obligations for 2010 and what is included in those purchase obligations.

6. According to your Contractual Obligations and Estimated Planned Expenditures table, your estimated Corporate and Other debt obligations in 2011 are estimated to be substantially higher than your 2010 estimated obligations. Please briefly discuss in an appropriate section of your filing how you intend to address this substantial increase and what effect, if any; it will have on your operations and liquidity.

7. Tell us and disclose the circumstances in which your mortgage may limit the amount of retained earnings that NextEra Energy can use to pay cash dividends.

Regulatory Accounting, page 48

8. Please tell us and disclose how and when the regulatory assets will be recovered. Further, revise your disclosure to clarify which regulatory assets are included in your rate base. Lastly, please disclose the recovery period for those assets not earning a return. See FASB ASC 980-340-50-1.

9. Please clarify for us and disclose why some regulatory assets and liabilities, such as those related to your pension plan, are recorded at the parent level and not at the regulated utility subsidiary level.

10. Please revise your disclosure to provide more detail regarding your other noncurrent regulatory assets and liabilities. Further, explain to us why noncurrent regulatory assets at NextEra Energy increased from $138 million as of December 31, 2008 to $236 million as of December 31, 2009.

Energy Marketing and Trading and Market Risk Sensitivity, page 49

11. We note that the estimated fair value of a significant amount of derivatives maturing in 2010 was based on significant unobservable inputs. Please disclose the manner in which such inputs were determined, and how the resulting fair values have affected, or might affect in the future, your results of operations, liquidity, and capital resources.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 57

12. Please revise your balance sheet in future filings to separately present restricted cash. We note your footnote disclosure on page 69. Please refer to Rule 5-02-1 of Regulation S-X.

James L. Robo
NextEra Energy, Inc.
Armando J. Olivera
Florida Power & Light Company
May 26, 2010
Page 4

13. Explain to us and disclose the nature of the components that comprise other long term liabilities as of December 31, 2009, and 2008. Advise us if such amounts are reflected in the contractual obligations table on page 43. If not, please explain.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting and Reporting Policies, page 64

General

14. Please consider providing an accounting policy with regard to your income statement classification and presentation of revenues and expenses. Please tell us what consideration was given to utilizing a cost of service format for FP&L. In this regard, we note you do not classify income taxes as an operating expense on your consolidated statements of income for your rate regulated utility subsidiary FP&L, although we note income taxes are being recovered in rates.

Construction Activity, page 66

15. Please revise your disclosure to include the capitalized costs associated with construction activities that were charged to O&M expense when recoverability is no longer probable.

16. Please explain why the expected long-term rate of return on qualified plan assets is 7.75% for all years for the pension plan and 8.00% for all years for the other benefits plan.

17. Please disclose a description of the regulatory treatment of your other postretirement benefit costs and the period over which any deferred amounts are expected to be recovered in rates. Refer to FASB ASC 980-715-50-1.

Item 9A. Controls and Procedures, page 104

Disclosure Controls and Procedures, page 104

18. We note that you include a slightly different definition of disclosure controls and procedures than the definition of disclosure controls and procedures found Rule 13a-15(e) of the Exchange Act. In this regard, we note that you state that the CEOs and CFOs of NextEra Energy and FPL concluded that each company's disclosure controls and procedures are effective in timely alerting them to *material* information relating to the company and its consolidated subsidiaries required to be included in the company's reports filed or submitted under the Exchange Act. Please confirm that

James L. Robo
NextEra Energy, Inc.
Armando J. Olivera
Florida Power & Light Company
May 26, 2010
Page 5

the CEO and CFO of NextEra Energy and the CEO and CFO of FPL concluded, if appropriate, that each company's disclosure controls and procedures were effective as of the end of the period covered by the report to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Also, please confirm to us that you will apply this comment to your future filings.

19. We note your statement that "management of NextEra Energy and FPL cannot provide absolute assurance that the objectives of their respective disclosure and procedures will be met." Please revise to state clearly, if true, that the disclosure controls and procedures of each company are designed to provide reasonable assurance of achieving their objectives and that the principal executive officer and principal financial officer of each company concluded that the disclosure controls and procedures of each company are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4. of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Florida Power & Light Company Signatures, page 116

20. We note that your Form 10-K is not signed as provided in the Signatures section and General Instruction D of Form 10-K. In this regard, your principal executive or persons performing similar functions must sign the Form 10-K below the relevant language in the Form 10-K indicating that such persons are signing on behalf of the registrant and in the capacities indicated. Please confirm that Armando J. Olivera, your principal executive officer signed on behalf of you and in his capacity as principal executive officer and please confirm that you will apply this comment to all future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Committee Agenda and Processes; Role of External…, page 22

21. Please describe in greater detail the nature and scope of your compensation consultants assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties.

James L. Robo
NextEra Energy, Inc.
Armando J. Olivera
Florida Power & Light Company
May 26, 2010
Page 6

Executive Compensation, page 32

Operational Performance Targets, page 41

22. Please briefly define, by footnote or otherwise, some of the performance indicators that do not have commonly understood meanings. For example, please briefly define "[f]ossil generation availability" and the "[n]uclear industry composite performance index." Please note that these are only examples and not an exhaustive list of the indicators that you should further define.

2009 Annual Incentive Awards for the Named Executive Officers, page 43

23. Please discuss the Compensation Committee's conclusion regarding the company's operational performance in comparison to the operational targets and disclose NextEra Energy's performance rating for 2009. In addition, please describe how you arrived at the amount of annual incentive awards for each executive officer for 2009 including your CEO's award. Further, please describe any instance where the Compensation Committee raised or lowered a named executive officer's annual incentive award based on individual performance.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James L. Robo
NextEra Energy, Inc.
Armando J. Olivera
Florida Power & Light Company
May 26, 2010
Page 7

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or in his absence Robert Babula, Staff Accountant at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director